Filed by Frontier Airlines Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Frontier Airlines Holdings, Inc.

Registration Statement No. 333-131407

Additional Information and Where to Find It

Investors and security holders may obtain free copies of our and Frontier’s Proxy Statement/Prospectus related to the proposed merger through the website maintained by the SEC at http://www.sec.gov and are urged to read the Proxy Statement/Prospectus.  Free copies of the Proxy Statement/Prospectus also may be obtained by directing a request by telephone or mail to Frontier Airlines, Inc. 7001 Tower Road, Denver, Colorado  80249, Attention: Investor Relations, (720) 374-4200.

Dear Shareholder:

This letter responds to questions we have received from shareholders regarding our proposed reorganization into a holding company structure and responds to Institutional Shareholder Services’ (ISS) negative position on our proposal.  We have outlined in our proxy statement the following reasons why we are undertaking the proposed holding company:

                •  To provide us with greater strategic, business and administrative flexibility, which may allow us to acquire or form other businesses, if and when appropriate and feasible, that may be owned and operated by us, but which could be separate from our current airline business;

                •  To enable us, if and when appropriate, to issue debt and equity at different corporate levels; and

                •  To take advantage of the benefits of Delaware corporate law.

The following points specify in more detail the benefits Frontier will gain by forming the holding company:

                •  In general, the holding company structure will afford management more flexibility to seek additional profitable opportunities using an optimal corporate structure. For example, we have a growing operation in Mexico now comprised of service to seven Mexican cities. To operate efficiently in Mexico and to minimize Mexican taxes, including VAT and income taxes, we may need to form a Mexican subsidiary. Optimally, this new entity would be a subsidiary of a holding company, rather than a subsidiary of our existing Colorado corporation, Frontier Airlines, Inc.  This independent subsidiary structure may also be advantageous for the Canadian operations that we expect to commence later this year.

                •  In these turbulent times in the airline business, we must be able to act quickly and respond to opportunities as they arise. There may be opportunities for acquisitions of assets or businesses or joint ventures that would not be feasible or appropriate to be included in our airline operations. We believe the holding company structure would facilitate future expansion of our business by providing a more flexible organizational framework while continuing to keep the operations and risks of our core airline business separate. Although we have no immediate plans to make any acquisitions or enter into any joint ventures, a holding company would provide us the flexibility to take advantage of these opportunities.

                •  A holding company structure may be beneficial to stockholders because it would permit the use of financing techniques that are not currently available to Frontier Airlines. For example, Frontier Holdings may be able to obtain funds through its own debt or equity financings, Frontier Airlines would be able to obtain funds through its own financings, and other entities within the holding company organization may obtain funds from Frontier Holdings, other affiliates or their own outside financings.

                •  We have a strategic goal to expand the regional aircraft support for our mainline operations at the lowest possible cost.  This goal could be met through a revised relationship with our regional jet operator, by operating a regional aircraft subsidiary separate and apart from our mainline operation, or a combination of the two. Either way, the holding company structure gives us flexibility to conduct our own regional jet operations if we conclude it is appropriate to do so.

                •  Many of our competitors have a holding company structure. We believe it is appropriate to form this holding company to take advantage of the strategic, business and administrative flexibility it offers our management and to be fully competitive in this highly competitive business.

We are frankly very surprised that ISS has recommended voting against our reorganization proposal.  Their recommendation does not address the merits of the holding company structure and the potential for it to increase shareholder value.  Instead, they raise two main concerns: (1) stockholders have no right under Delaware law to call a special meeting of stockholders, compared to Colorado law, which permits holders of 10% of the outstanding shares to call a special meeting of shareholders, and (2) our proposed Delaware by-laws contain a provision that requires advance notice for shareholder nominations of directors or proposals for stockholder action of not less than 90 days nor more than 120 days prior to the meeting date, while our Colorado bylaws do not contain a similar advance notice requirement.

We do not believe ISS’s objections have merit.  As to the concern over special meetings of stockholders, we believe ISS’s emphasis is misplaced.  During our entire existence, no group of shareholders consisting of even 1% of outstanding shares, much less 10%, has ever sought to call a special meeting of our shareholders.  Importantly, shareholders who object to the actions taken by our board of directors or management are not left without a remedy.  Under Delaware law, stockholders may still submit proposals, nominate candidates for the board of directors, and vote against directors at each annual meeting.

Further, our advance notice provision is both customary and fair to shareholders.  It simply allows us adequate time to respond to shareholder proposals, whether legitimate or otherwise. In this regard, our proposed charter and bylaws for the holding company are consistent with those of hundreds of other public companies based in Delaware. It is also not inconsistent with procedures applicable to Frontier’s shareholders—even as it currently stands, as a Colorado corporation.  As described in the proxy materials for our 2005 annual meeting, shareholder proposals and Board nominations were required to be submitted over 180 days in advance of the annual meeting in order to be included in the proxy materials, and almost 90 days in advance of the meeting in order to be considered by the board.  Therefore, the bylaws of the Delaware holding company are, in fact, less restrictive in practice when it comes to stockholder proposals and nominations.

Although ISS gives it no mention or analysis in its recommendation, Frontier’s corporate governance standards are at the cutting edge of public companies.  Frontier has had a majority voting requirement for its directors since its inception in 1994.  Unlike most public companies, our board members truly do serve at the will of the shareholders and can be voted out of office if they make decisions with which the holders of a majority of our shares disagree.  Consistent with this, we do not have a classified board of directors.  Our entire board is voted upon and held accountable for its decisions each and every year.  The same will be true of the board of the newly formed Delaware holding company, Frontier Holdings.

In planning for this transaction, we attempted to address very specifically the issues we anticipated ISS would be concerned about. Our proposed move to Delaware will eliminate a significant anti-takeover provision.  We currently have in place a shareholder rights plan, often referred to as a ”poison pill,” which is intended to deter a hostile takeover of the company.  ISS generally opposes shareholders rights plans.  We specifically did not adopt or seek to adopt a shareholder rights plan for the newly formed Delaware holding company.  Therefore, if the proposal is approved, we will no longer have a poison pill rights plan in place to deter hostile takeovers of the company.  Consistent with that approach, our proposed Delaware charter also opts out of the Delaware anti-takeover provision, Section 203 of the Delaware General Corporation Law.  Frontier will not be subject to its provisions if the proposal is approved.  We do not understand why ISS did not give this change substantial consideration in coming to its recommendation.

For these reasons, we strongly believe this proposal is in the best interests of our shareholders, and we look forward to your support.